CUSIP NO.  882904 10 5             13G         Page 1 of 5 Pages



                              UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                              SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                            (Amendment No.  )*

                             THAI FUND INC.
                            (Name of Issuer)

                            Closed End Fund
                     (Title of Class of Securities)

                              882904 10 5
                             (CUSIP Number)


Check the following box if a fee is being paid with this statement (X)    .
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).












CUSIP NO.  882904 10 5              13G         Page 2 of 5 Pages


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Franklin Resources, Inc.
      13-2670991

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)
            (b)   X

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      5.    SOLE VOTING POWER

            550,029

      6.    SHARED VOTING POWER

            16,055

      7.    SOLE DISPOSITIVE POWER

      8.    SHARED DISPOSITIVE POWER

            619,603

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            619,603

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDE CERTAIN
      SHARES



11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      6.1%

12    TYPE OF REPORTING PERSON

      IA, HC ***


CUSIP NO.  882904 10 5              13G         Page 3 of 5 Pages





Item 1.
      (a)   Name of Issuer

            Thai Fund Inc.

      (b)   Address of Issuer's Principal Executive Offices

            73 Tremont St, 11th Flr
            Boston, MA 02108

Item 2.
      (a)   Name of Person Filing

            Franklin Resources, Inc.

      (b)   Address of Principal Business Office

            777 Mariners Island Blvd.
            San Mateo, California 94404

      (c)   Place of Organization

            Delaware

      (d)   Title of Class of Securities

            Common

      (e)   CUSIP

            882904 10 5

Item 3.
      (d)   Investment Company

      (e)   Investment Adviser

      (g)   Parent Holding Company (Note: See Item 7)










CUSIP NO.  882904 10 5           13G         Page 4 of 5 Pages


Item 4.     Ownership
      (a)   Amount Beneficially Owned

            619,603

      (b)   Percent of Class

            6.1%

      (c)   Number of Shares as to which such person has:

            (i)   Sole power to vote or to direct the vote

                  550,029

            (ii)  Shared power to vote or to direct the vote

                  16,055

            (iii) Sole power to dispose or to direct the disposition of


            (iv)  Shared power to dispose or to direct the disposition of

                  619,603

Item 5.     Ownership of Five Percent or Less of a Class
            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

            Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            See Attached Exhibit

Item 8.     Identification and Classification of Members of the Group

            Not Applicable

Item 9.     Notice of Dissolution of Group

            Not Applicable

CUSIP NO.   882904 10 5           13G         Page 5 of 5 Pages

Item 10.    Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

This report shall not be construed as an admission by the person filing the report (Franklin Resources, Inc.) that it is the beneficial owner of any securities covered by this report. ***


                               SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 8, 1995
Date


S\DEBORAH R. GATZEK
Signature

Deborah R. Gatzek
Senior Vice President-Legal
& Assistant Secretary
Name/Title


*** Franklin Resources, Inc., its subsidiaries, and investment companies advised by such subsidiaries are of the view that they are not active as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 ("1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities under Rule 13 d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by Franklin Resources,Inc., its subsidiaries, and investment companies advised by such subsidiaries need not be aggregated for purposes of Section 13(d). However, Franklin Resources, Inc. is making this filing on a voluntary basis as if all the shares were beneficially owned by Franklin Resources, Inc., its subsidiaries, and investment companies advised by such subsidiaries with respect to the exercise of investment discretion.